Exhibit 99.1

ReTo Eco-Solutions, Inc. Announces First Half 2018 Financial Results

BEIJING--(BUSINESS WIRE)--ReTo Eco-Solutions, Inc. (NASDAQ:RETO) (“ReTo” or the “Company”), a manufacturer and distributor of eco-friendly construction materials as well as equipment used for the production of these eco-friendly construction materials, and consultation, design, project implementation and construction of urban ecological environments including those for the purpose of capturing, controlling and reusing rainwater, commonly called “sponge cities”, today announced its financial results for the six months ended June 30, 2018.

First Half 2018 Financial Highlights

	For the Six Months Ended June 30,
($ millions, except per share data)	2018	2017	% Change
Revenues	$19.14	$14.99	28%
Gross profit	$10.41	$7.54	38%
Gross margin	54.4%	50.3%	4 percentage points
Operating income	$3.33	$4.23	-21%
Operating margin	17.4%	28.2%	-11 percentage points
Net income attributable to ReTo	$2.19	$2.64	-17%
Diluted earnings per share	$0.09	$0.15	-38%

●	Revenues increased by 28% to $19.14 million primarily due to the increases in machinery and equipment sales and construction material sales.

●	Gross profit increased by 38% to $10.41 million while gross margin increased by 4 percentage points to 54.4%.

●	Income from operations was $3.33 million, compared to $4.23 million for the same period of last year. The decrease was mainly due to increase in bad debt expense of $2.67 million and partially offset by the increase in gross profit. Operating margin was 17.4%, compared to 28.2% for the same period of last year.

●	Net income attributable to ReTo was $2.19 million, or $0.09 per share. This compared to $2.64 million, or $0.15 per share, for the same period of last year.

Mr. Hengfang Li, Chairman and Chief Executive Officer of ReTo, commented, "With revenues and gross profit increasing by 28% and 38%, respectively, our first half of 2018 financial results highlighted continued strength in our business. However, our bottom line was negatively impacted by an increase in bad debt expense of $2.67 million in the first half of 2018. Looking ahead, with a robust order book, we expect the growth of our business to continue in the near future.”

Revenues

Revenues increased by $4.15 million, or 28%, to $19.14 million for the six months ended June 30, 2018 from $14.99 million for the same period of last year. The increase was primarily attributable to the increased sales from our machinery and equipment sales and construction material sales.

	For the Six Months Ended June 30,
	2018			2017
	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)
Machinery and Equipment sales	8,829	5,658	64%	6,977	3,987	57%
Construction materials sales	10,187	4,718	46%	8,012	3,554	44%
Municipal construction projects	128	34	27%
Total	19,144	10,410	54%	14,989	7,541	50%

The machinery and equipment we manufacture mostly consist of large-scale automatic environmental protection materials production equipment with hydraulic integration, which can be used to produce various types of eco-friendly construction materials and meet the needs of various ecological projects. Revenues from our machinery and equipment segment increased by $1.85 million, or 27%, to $8.83 million for the six months ended June 30, 2018 from $6.98 million for the same period of last year.

Construction materials are mostly environmental-friendly – made from mining waste (iron tailings) and fly-ash and used for ground works, landscaping, hydraulic engineering projects and wall projects. Revenues from construction materials increased by $2.18 million, or 27%, to $10.19 million for the six months ended June 30, 2018 from $8.01 million for the same period of last year. The increase in revenues from our construction materials was related to increases in both sales volume and average selling price (“ASP”).

Municipal construction includes such projects as sponge city projects, sewage pipeline construction, public plaza construction, and landscaping. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenues from municipal construction projects were $0.13 million for the six months ended June 30, 2018. We did not book revenues from municipal construction projects for the same period of last year.

We started to provide environmental-protection related consulting services to customers in the second half of 2016. Our subsidiaries Beijing REIT and Dingxuan provided such services to customers by assisting them in planning the environmental-protection projects, providing market research and feasibility reports, reviewing and assisting customers to finalize the design, installation, testing and inspection, as well as providing employee training services. We didn’t book revenues from technological consulting and other services for the six months ended June 30, 2018 and 2017, respectively.

Revenues from machinery and equipment, construction materials, and municipal construction projects accounted for 46.1%, 53.2%, and 0.7%, respectively, of total revenues for the six months ended June 30, 2018, compared to 46.5%, 53.5%, and nil, respectively, for the same period of last year.

Cost of goods sold

Cost of goods sold increased by $1.28 million, or 17%, to $8.73 million for the six months ended June 30, 2018 from $7.45 million for the same period of last year.  The increase was in line with the increase in revenue and was also attributable to lower material costs for our machinery and equipment sales in six months ended June 30, 2018.

Costs of goods sold for machinery and equipment, construction materials, and municipal construction projects were $3.17 million, $5.47 million, and $0.09 million, respectively, for the six months ended June 30, 2018, compared to $2.99 million, $4.46 million, and $nil, respectively, for the same period of last year.

Gross profit

Gross profit increased by $2.87 million, or 38%, to $10.4 million for the six months ended June 30, 2018 from $7.54 million for the same period of last year. Gross margin was 54% for the six months ended June 30, 2018 as compared to 50% for the same period of last year. The increase in gross margin was primarily attributable to higher selling prices and higher gross margins related to our machinery and equipment sales during the six months ended June 30, 2018.

Gross profits for machinery and equipment, construction materials, and municipal construction projects were $5.66 million, $4.72 million, and $0.03 million, respectively, for the six months ended June 30, 2018, compared to $3.99 million, $3.55 million, and $nil, respectively, for the same period of last year. Gross margins for machinery and equipment, construction materials, and municipal construction projects were 64.1%, 46.3%, and 26.6%, respectively, for the six months ended June 30, 2018, compared to 57.1%, 44.4%, and nil, respectively, for the same period of last year.

Operating expenses

Selling expenses increased by $0.01 million, or 2%, to $0.61 million for the six months ended June 30, 2018 from $0.60 million for the same period of last year. As a percentage of revenues, selling expenses represented 3% of revenues for the six months ended June 30, 2018 as compared to 4% for the same period of last year. The increase in selling expenses was in line with the increase of total sales.

General and administrative expenses increased by $0.98 million, or 53% to $2.82 million for the six months ended June 30, 2018 from $1.84 million for the same period of last year. The increase was mainly due to increased payroll expenses in 2018, and other professional service fees incurred after the Company became a public filer.

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Bad debt expenses increased by $2.67 million, or 438%, to $3.28 million for the six months ended June 30, 2018 as compared to $0.61 million for the same period of last year. The increase was due to slow collections and the slow down of the economy in China in 2018, especially for the construction industry together with other general increases in salary and office expenses.

Research and development expenses increased by $0.11 million, or 44%, to $0.37 million for the six months ended June 30, 2018 from $0.26 million for the same period of last year. The increase was in line with the increase in revenue. The Company is committed to invest more in research and development for more environmentally friendly construction material products.

Total operating expenses increased by $3.77 million, or 114%, to $7.08 million for the six months ended June 30, 2018 from $3.31 million for the same period of last year, which was mainly due to increases in general and administrative expenses, and the increase in bad debt expenses of $2.67 million for the six months ended June 30, 2018.

Operating income

Operating income was $3.33 million for the six months ended June 30, 2018, a decrease of $0.90 million or 21% from operating income of $4.23 million for the same period of last year.

Other expenses, net

Other expense was $0.45 million for the six months ended June 30, 2018 as compared to $0.56 million for the same period of last year. The slight decrease of other expenses was mainly due to less interest expense incurred for the six months ended June 30, 2018.

Provision for income taxes

Provision for income taxes was approximately $0.74 million for the six months ended June 30, 2018, a decrease of $0.1 million, or 12%, from $0.84 million for the same period of last year. The provision was mainly derived from one of the Company’s main operating entities, Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”), which was profitable for the six months ended June 30, 2018.

Net income

Net income was $2.14 million for the six months ended June 30, 2018, a decrease of $0.7 million, or 25%, from net income of $2.84 million for the same period of last year.

After deducting for non-controlling interest, net income attributable to ReTo was $2.19 million, or $0.09 per basic and diluted share, for the six months ended June 30, 2018. This compared to net income attributable to ReTo of $2.64 million, or $0.15 per basic and diluted share, for the same period of last year.

Balance Sheet and Cash Flow

As of June 30, 2018 and December 31, 2017, the Company had cash of approximately $6.46 million and $10.86 million, and working capital of approximately $14.93 million and $7.05 million, respectively.

For the six months ended June 30, 2018 and for the year ended December 31, 2017, our accounts receivable turnover in days were 323 days and 171 days, respectively. The deterioration of our accounts receivable was mainly due to the slow down of the overall economy in China, which has a negative impact on the construction industry. Although we believe that we have developed a robust receivable management system and have not incurred a situation where an accounts receivable has become uncollectable, as our business continues to scale, we believe that our accounts receivable balance will continue to grow. This, in turn, increases our risk for bad debts and uncollectible receivables. To the extent we incur additional bad debts and/or uncollectible receivables, our business, financial condition and results of operation may be materially and adversely affected.

The instances of slow payments and long-aging receivables may have a negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrue additional allowances if necessary. We have recently put a lot of effort into accounts receivable collection by tightening our customer credit policy and strengthening the monitoring of our uncollected receivables. If the Company has difficulty collecting an account, the following steps will be taken, including but not limited to: cease any additional shipments to the customer, visit the customer to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

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Net cash used in operating activities was $5.68 million for the six months ended June 30, 2018, a decrease of $8.39 million from $2.71 million in net cash provided by operating activities for the six months ended June 30, 2017. The decrease in operating cash flow was mainly due to increased accounts receivable of approximately $2.37 million, increased inventory of approximately $1.60 million, increased advances to suppliers of approximately $4.35 million, increased prepayment and other assets of approximately $1.32 million, decreased accounts payable of approximately $1.99 million, decreased taxes payable of approximately $0.85 million, and decreased advances from customers of approximately $1.30 million, offset by increased accruals and other liabilities of approximately $1.73 million.

Net cash used in investing activities was $0.47 million for the six months ended June 30, 2018, compared to net cash used in investing activities of $0.91 million for the same period of last year. The net cash used in investing activities in the six months ended June 2018 and 2017 were payments for the construction in progress (“CIP”) projects to build a new factory facility and purchase of equipment for the Company’s subsidiary REIT Xinyi.

Net cash provided by financing activities was $2.20 million for the six months ended June 30, 2018, compared to net cash used in financing activities of $2.09 million for the same period of last year.Net cash provided by financing activities for the six months ended June 30, 2018 was primarily due to proceeds from long-term and short-term bank loans totaling $16.81 million, offset by the repayment of short-term and long-term bank loans totaling $14.30 million. Net cash used in financing activities for the six months ended June 30, 2017 was primarily due to proceeds from bank loans totaling $4.55 million, offset by the repayment of bank loans totaling $6.64 million.

Recent Developments

On November 6, 2018, the Company held its annual meeting of stockholders (the “Meeting”). At the Meeting, the Company’s stockholders: 1) re-elected Xingchun Wang and Zhi Li as Class B directors to serve terms ending at the third succeeding annual meeting of stockholders in 2021 or until their respective successors are duly elected and qualified; 2) ratified the appointment of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2018; and 3) approved the Company’s 2018 Share Incentive Plan.

On June 28, 2018, the Company and JD.com, China’s largest retailer, announced a partnership in sustainable building. The partnership was created due to the sustainable building movement, which is picking up steam in China in the last few years, and consumers are increasingly looking for ways to reduce their carbon footprints. JD and ReTo will collaborate on a range of strategic initiatives, including eco-friendly construction materials, eco-towns, and smart cities, among others. Working with the China Academy of Building Research, the two companies are also committed to establishing a joint research program to develop and promote eco-friendly products. Through the purchase of products such as ReTo’s signature eco-friendly paving tiles, businesses and individual customers on JD’s e-commerce platform will be able to help minimize carbon emissions to cause their buildings to become more energy efficient.

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UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2018	2017
ASSETS
Current Assets:
Cash and cash equivalents	$6,459,312	$10,863,040
Notes receivable	15,110	-
Accounts receivable, net	17,810,437	18,503,286
Advances to suppliers, net	5,496,351	1,847,637
Inventories	3,128,193	1,611,836
Prepaid expenses and other current assets	2,126,295	774,665
Total Current Assets	35,035,698	33,600,464

Property, plant and equipment, net	39,123,250	39,833,280
Intangible assets, net	7,119,380	7,401,550
Deferred tax assets	291,518	296,535
Total Assets	$81,569,846	$81,131,829

LIABILITIES AND EQUITY

Current Liabilities:
Short term bank loans, net	$8,116,900	$7,540,381
Long term bank loans-current portion	302,200	4,460,524
Advances from customers	5,718,237	7,078,609
Deferred revenue	512,061	520,872
Accounts payable	544,528	2,506,484
Accrued and other liabilities	2,385,353	716,960
Taxes payable	2,478,478	3,352,512
Due to related parties	50,918	375,697
Total Current Liabilities	20,108,675	26,552,039

Long term bank loans	8,763,800	2,951,040
Total Liabilities	28,872,475	29,503,079

Commitments and Contingencies

Equity:
Common Stock, $0.001 par value, 200,000,000 shares authorized, 22,760,000 shares issued and outstanding as of June 30, 2018 and December 31, 2017	22,760	22,760
Additional paid-in capital	42,278,252	42,278,252
Statutory reserve	2,266,641	1,989,475
Accumulated earnings	7,157,403	5,246,950
Accumulated other comprehensive loss	(1,250,401)	(216,414)
Total RETO Eco-Solutions Inc. Stockholders’ Equity	50,474,655	49,321,023

Noncontrolling interest	2,222,716	2,307,727
Total Equity	52,697,371	51,628,750

Total Liabilities and Equity	$81,569,846	$81,131,829

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RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months ended June 30,
	2018	2017

Revenues	$19,144,343	$14,989,339
Cost of goods sold	8,733,593	7,448,217
Gross Profit	10,410,750	7,541,122

Operating Expenses
Selling expenses	612,151	599,956
General and administrative expenses	2,817,867	1,838,152
Bad debt expense	3,285,117	614,134
Research and development expenses	368,432	256,507
Total operating expenses	7,083,567	3,308,749

Income from Operations	3,327,183	4,232,373

Other Income (Expense):
Interest expense, net	(483,326)	(577,772)
Other income	37,622	19,063
Total other expense, net	(445,704)	(558,709)

Income Before Income Taxes	2,881,479	3,673,664

Provision for Income Taxes	741,630	838,420

Net Income	2,139,849	2,835,244
Less: net income (loss) attributable to non-controlling interest	(47,770)	195,393
Net income attributable to ReTo Eco-Solutions, Inc.	$2,187,619	$2,639,851

Net income	$2,139,849	$2,835,244
Other Comprehensive Gain (Loss):
Foreign currency translation gain (loss)	(1,071,228)	756,441
Comprehensive income	1,068,621	3,591,685
Less: comprehensive income (loss) attributable to non-controlling interest	(85,011)	350,440
Comprehensive Income attributable to RETO Eco-Solutions, Inc.	$1,153,632	$3,241,245

Earnings per share
Basic and diluted	$0.09	$0.15

Weighted average number of shares
Basic and diluted	22,760,000	18,640,000

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RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,139,849	$2,835,244
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Deferred tax benefit	-	(145,319)
Depreciation and amortization	957,200	752,691
Bad debt provisions	3,285,117	620,043
Changes in operating assets:
Notes receivable	(10,997)	-
Accounts receivable	(2,369,988)	(889,453)
Advances to suppliers	(4,346,296)	(128,154)
Inventories	(1,604,918)	(505,352)
Other assets	(1,322,906)	413,824
Changes in operating liabilities:
Advances from customers	(1,995,779)	(665,772)
Accounts payable	(1,289,893)	202,783
Accrued and other liabilities	1,732,245	863,231
Taxes payable	(849,778)	(641,432)
Net cash (used in) provided by operating activities	(5,676,144)	2,712,334

CASH FLOWS FROM INVESTING ACTIVITIES
Addition of construction in progress and property and equipment	(473,758)	(907,103)
Net cash used in investing activities	(473,758)	(907,103)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	16,809,700	4,553,900

Repayment of bank loans	(14,299,395)	(6,642,884)
Proceeds from (repayment of) related party loans, net	(318,579)	(87,499)
Change in restricted cash	-	88,140
Net cash provided by (used in) financing activities	2,191,726	(2,088,343)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(445,552)	(98,297)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,403,728)	(381,409)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	10,863,040	1,594,594

CASH AND CASH EQUIVALENTS, END OF PERIOD	$6,459,312	$1,213,185

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$1,059,331	$520,975
Income tax paid	$1,903,343	$1,379,693

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About ReTo Eco-Solutions, Inc.

Founded in 1999 and headquartered in Beijing, ReTo is a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. The Company also provides a full range of eco-friendly project solutions, including consultation, design, project implementation and construction, relating to all stages of sponge-city projects for customers. The Company’s clients are located or have been located in mainland China, and internationally, including Canada, the United States, Middle East, India, Maldives North Africa and Brazil.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding: 1) the Company’s business outlook and growth; 2) the Company’s ability to manage its accounts receivables; 3) the Company’s plan to invest more in research and development for more environmentally friendly construction material products; 4) the success of its partnership with JD.com; 5) the planned joint research program with the China Academy of Building Research and JD.com to develop and promote eco-friendly products; and 6) the ability of ReTo’s products to help minimize carbon emissions to cause their buildings to become more energy efficient are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Email: ir@retoeco.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692

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